Appendix A

Certificates of Consent

Stanton P. Dodd, MSc., P. Geo.
NovaGold Resources, Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C. V6C 1S4
Telephone: (604) 669 6227
Fax: (604) 669 6272
E-mail: stan.dodd@novagold.net

CERTIFICATE OF AUTHOR

I, Stanton P. Dodd, do hereby certify that:

1. I am a Senior Project Geologist of:

NovaGold Resources, Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C. V6C 1S4

2. I graduated from Western Washington University, Bellingham, WA with a Master of Science in Geology in 1981.

3. I am a Licensed Professional Geologist in the State of Washington, License No. 190.

4. I have a total of 30 years work experience as a geologist in mineral exploration and engineering geology. I have worked throughout the western United States (including Alaska) as well as Kazakhstan.

5. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI-43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the Purposes of NI 43-101.

6. I am responsible for the preparation of sections 4 through 9 of the technical report titled Preliminary Assessment Donlin Creek Gold Project, dated September 20th, 2006, (the “Technical Report”) relating to the Donlin Creek property. I was Project Geologist for the Donlin Creek Project from March 2005 until August 2006 and was responsible for the exploration program and geologic modeling. I was at site the majority of time between March 2005 - August 2005 and February 2006 - July 2006. Previously I acted as Project Geologist for the project from 1996-1999 while with Placer Dome US. I am an author of the January 20, 2006 technical report titled Donlin Creek Project, 43-101 Technical Report relating to the Donlin Creek property.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I am not independent of the issuer but do qualify to author this report as outlined in section 5.3.3 (Author of Technical Report) of National Instrument 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th Day of September, 2006. /s/ Stanton P. Dodd Stanton P. Dodd, MSc., P. Geo.

Kevin A. Francis, P. Geo
NovaGold Resources, Inc.
Suite 2300 – 200 Granville Street
Vancouver, B.C. V6C 1S4
Tel: (604) 669 6227
Fax: (604) 669 6272
E-mail: kevin.francis@novagold.net

CERTIFICATE OF AUTHOR

I, Kevin A. Francis, do hereby certify that:

1) I am a Professional Geologist, and Resource Manager of:

2) I graduated from the University of Colorado, Boulder, Colorado, a Master of Science degree in Geology from the University of Colorado in 1987.

3) I am registered as a Professional Geologist in the state of Utah (5311425-2250).

4) I have practiced my profession continuously since 1987 and have been involved in: mineral exploration for copper, gold, and silver in the United States, Canada, Mexico, Russia, and Southeast Asia; exploration data evaluation, geological modeling and resource modeling of gold, copper, iron, platinum, palladium, manganese and industrial mineral deposits in the United States, Canada, Ukraine, Mexico, Peru, Chile, Brazil, and South Africa.

6) I am responsible for the preparation of Sections 10 through 13, and 15 of the technical report titled *Preliminary Assessment Donlin Creek Gold Project,* dated 20 September 2006 (the "Technical Report") relating to the Donlin Creek property. I visited the Donlin Creek Project on July 10, 2006. I am an author of the January 20, 2006 technical report titled *Donlin Creek Project, 43-101 Technical Report* relating to the Donlin Creek property.

7) I am not independent of the issuer but do qualify to assist in the preparation of this report as outlined in Section 5.3 (3) of National Instrument 43-101.

Gordon Doerksen, B.S., P.E.
SRK Consulting (Canada) Inc.
Suite 800-1066 West Hastings St.
Vancouver, B.C. V6E 3X2
Telephone: (604) 681-4196
Fax: (604) 687-5532
Email: gdoerksen@srk.com

CERTIFICATE of AUTHOR

I, Gordon Doerksen, do hereby certify that:

1. I am a Registered Professional Mining Engineer (PE) in good standing in the State of Wyoming (#7055). I am a Principal Mining Consultant employed by:

SRK Consulting (Canada) Inc.
Suite 800-1066 West Hastings St.
Vancouver, B.C., Canada V6E 3X2

2. I graduated with a Bachelor of Science degree in Mining Engineering from Montana College of Mineral Science and Technology (Montana Tech) in 1991.

3. I am a member of the Canadian Institute of Mining (CIM). I am a founding registered member of the Society for Mining, Metallurgy, and Exploration (SME), and a member of the International Society of Explosive Engineers (ISEE)

4. I have worked continuously as a mining professional since my graduation from university.

5. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6. I am responsible for the supervision of the compilation of Sections 1, 14, 16-21, portions of Section 3 and the Executive Summary of the Preliminary Assessment report titled “Preliminary Assessment Donlin Creek Gold Project, Alaska” and dated September 20, 2006 (the “Preliminary Assessment”).

7. I visited the Donlin Property on September 11, 2006.

8. I have not had prior involvement with the Donlin, Alaska property.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Preliminary Assessment, the omission to disclose which makes the Preliminary Assessment misleading.

10. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

11. I have read National Instrument 43-101 and Form 43-101F1, and the Preliminary Assessment

has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Preliminary Assessment with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Preliminary Assessment.

Dated this 20th Day of September, 2006. /s/ Gordon Doerksen Gordon Doerksen Principal Mining Consultant

4550 North Territory Place
Tucson, AZ, 85750-1885
TEL (520)520-3355
FAX (520)529-3943
tpmacon1@aol.com

1. I am the President of T. P. McNulty and Associates, Inc.

2, I graduated with a Bachelors Degree in Chemical Engineering from Stanford University in 1960, obtained an Masters Degree in Mineral Processing from Montana School of Mines in 1963 and, finally, earned a Doctorate in Metallurgical Engineering from Colorado School of Mines in 1966.

3. I am a member of The American Institute of Mining, Metallurgical, and Petroleum Engineers (The Metallurgical Society and The Society for Mining, Metallurgy, and Exploration) and Mining and Metallurgical Society of America. I am an elected member of the National Academy of Engineering. I am also a Registered Professional Engineer (Number 24789) in the State of Colorado.

4. I have worked as a metallurgist for over 40 years since my graduation from university.

5. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6. I am responsible for preparation of Topic 14, Item 18, of the technical report entitled NovaGold Resources, Inc. – Preliminary Assessment – Donlin Creek Gold Project and dated September 12, 2006, relating to the Donlin Creek property in southwestern Alaska.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared to the best of my knowledge in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th Day of September, 2006.

Terence P. McNulty	COLORADO
REGISTERED
Signature of Qualified Person	PROFESSIONAL ENGINEER

Terence P. McNulty, Ph. D., P. Eng (signed)	Terence Patrick McNulty
24789 (sealed)

4550 North Territory Place
Tucson, AZ, 85750-1885
TEL (520)529-3355
FAX (520)529-3943
tpmacon1@aol.com

CONSENT OF AUTHOR

To Whom It May Concern

I, Terence P. McNulty, do hereby consent to the filing of the written disclosure of the technical report entitled NovaGold Resources, Inc. –Preliminary Assessment – Donlin Creek Gold Project and dated September 12, 2006 (the “Technical Report”) and any extracts from or a summary of the Technical Report in documents filed by NovaGold Resources, Inc., and to the filing of the Technical Report with securities regulatory authorities.

Dated this 20th Day of September, 2006.

Terence P. McNulty	COLORADO
REGISTERED
Signature of Qualified Person	PROFESSIONAL ENGINEER

Terence Patrick McNulty
24789
Terence P. McNulty, Ph. D., P. Eng.

Professional Engineers Stamp

SWC
SMITH WILLIAMS CONSULTANTS, INC.

304 Inverness Way South • Suite 490 • Englewood, Colorado 80112-5828
Phone: (303) 433-0262 • Fax: (303) 433-0362 • www.goswc.com

September 20, 2006 Project 1091

CERTIFICATE of AUTHOR

I, Derek T. Wittwer, Professional Engineer, do hereby certify that:

1. I am a Senior Engineer of:

   Smith Williams Consultants, Inc.
   304 Inverness Way South
   Suite 490
   Englewood, Colorado 80112-5828

2. I graduated with a degree in Civil Engineering Technology from the University of Southern Colorado in 1993.

3. I am a registered Professional Engineer in the State of Colorado of the United States of America.

4. I have worked as an engineer for a total of 13 years since my graduation from the university.

6. I am responsible for the preparation of section 17 as applicable to Tailings and Waste Management Facilities of the technical report titled Preliminary Assessment Donlin Creek Gold Project, Alaska, and dated September 2006 ("the Technical Report") related to the Tailings and Waste Management Facilities.